AMENDMENT TO ADMINISTRATieN, BOOKKEEPING AND PRICING

SERVICES AGREEMENT

This Amendment dated as of February 21, 2014 (this “Amendment”) is to the Administration, Bookkeeping and Pricing Services Agreement dated December 20, 2012 (the “Agreement”), by and between ALPS Series Trust (the “Trust”), organized as a Delaware statutory trust, on behalf of the Cognios Market Neutral Large Cap (the “Fund”), a series of the Trust, and ALPS Fund Services, Inc. a Colorado corporation (“ALPS”).

WHEREAS, the Trust and ALPS wish to amend the Agreement in certain respects as more fully set forth below effective as of the date of this Amendment.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.        Effective as of January 1, 2014, APPENDIX C (COMPENSATION) of the Agreement is deleted in its entirety and replaced with the APPENDIX C (COMPENSATION) attached hereto and incorporated by reference herein.

2.        Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ALPS SERIES TRUST,
on behalf of the Fund

By: /s/ Jeremy O. May
Name: Jeremy O. May
Title: President

ALPS FUND SERVICES, INC.

By: /s/ Thomas A. Carter
Name: Thomas A. Carter
Title: Executive Vice President

APPENDIX C

COMPENSATION

Greater of $135,000 annual minimum in Year 2 or the following basis point fee schedule:

Annual Net Assets	Basis Points
Between $0 - $250M	10.0
$250M - $500M	7.0
Above $500M	3.0

At the end of Year 2 and annually thereafter, the parties agree to reevaluate the compensation paid under this Agreement by the Trust on behalf of the Fund to ALPS for the services it performs for the Fund.

ALPS acknowledges that the Fund will be the first series under the Trust and that, accordingly, the Fund’s expenses will be disproportionately high in comparison to the Fund’s expenses under the ALPS Series Trust (“AST”), if the Fund were to launch as a series of AST instead of the Trust. Therefore, ALPS agrees to waive and/or reimburse the expenses of the Trust in connection with the Fund to a level substantially similar to what they would have been if the Fund were launched as a new series of AST.

All out-of-pocket expenses are passed through to the Trust at cost, including but not limited to: third-party security pricing and data fees, Bloomberg fees, Gainskeeper fees, PFIC Analyzer, bank loan sub-accounting fees, Blue Sky permit processing fees and state registration fees, SSAE 16 control review reports, travel expenses to Board meetings and on-site reviews, printing, mailing and filing fees, IRA custodial fees, NSCC interface fees, fulfillment costs, 22c-2 fees, customized programming/enhancements, wire fees and other bank charges, E*Delivery services, postage and other out-of-pocket expenses incurred by ALPS in connection with the performance of its duties under this Agreement.

LATE CHARGES: All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.

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